Via Facsimile and U.S. Mail
Mail Stop 4720

February 2, 2010

Mr. Mike Heather
Chief Financial Officer
Prospect Medical Holdings, Inc.;
10780 Santa Monica Blvd., Suite 400
Los Angeles, California   90025

Re: Prospect Medical Holdings, Inc.;
Form 10-K for the Year Ended September 30, 2009
File No. 001-32203

Dear Mr. Heather:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Revenue Recognition, Hospital Services Segment, page 85

1. Please expand your disclosures regarding revenue recognition and accounts receivable to include the following:

   - For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual allowances and discounts recorded during the current period and explain the reasons for material changes recorded.

- Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third-party payors as of the latest balance sheet could have on financial position and operations.

- Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Patient, Medicare and Medicaid, Commercial, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

- Please discuss the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:
    - The threshold amount and age for account balance write-offs;
    - Whether or not and to what extent you use specific identification for account write-offs;
    - Whether or not and to what extent your write-off process is automated or manual; and
    - Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.
    - Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Item 15. Exhibits and Financial Statement Schedules

2. Please file as an exhibit the employment agreement with Dr. Jeereddi Prasad. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant